OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

September 5, 2013

Ms. Jacqueline Kaufman & Mr. Dietrich King
United States Securities and Exchange Commission
Washington D.C.20549

              Re:  Ovation Research, Inc.
                      Registration Statement on Form S-1
                      Filed July 2, 2013
                      File No. 333-189762

Dear Ms. Kaufman & Mr. King,

I received your comments regarding our registration statement. Please find my responses and/or comments and changes listed point by point below:

General

1.
Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor. Alternatively, please tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

The company does not consider itself to be a shell company, the reasons why have been furthered expanded upon in answer to your comment number 2.

2.
We note your reference on page 21 to Rule 419 of Regulation C and your belief that you are not a blank check company. Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In view of the following, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company:

 you are issuing penny stock, as defined by Exchange Act Rule 3a51-1;

 you have no operations, minimal assets, and no employees;

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

 you have not generated any revenues to date;

 you have no contracts or purchase orders with any retail or wholesale customers; and

 you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

In discussing the definition of a blank check company in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” Please see Release No. 33-6932. Please provide a detailed analysis addressing each of the issues described above in explaining why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

The company does on consider itself to be either a shell company or a blank check company.  In answer to your bullet points above:

It is true the stock is considered a penny stock and will be for the foreseeable future;

Operations have begun despite our limited resources at this time, an additional supplier, Winco International Industrial Co., Ltd.,  has been identified and a supply agreement has been entered into, the details and copy of the agreement have been included in this amendment.  I am continuing efforts to locate more suppliers and am currently in negotiations for more agreements.  I am currently looking for a sales person who would be willing to work on a commission only basis until the company is able to provide a salary.

On August 9, 2013 a sale was made in the amount of $9,450.00 for 30 twenty-eight piece cookware sets to a customer in Portland Oregon, USA.  Other potential sales are in negotiations.

I continue to make contact with potential retail and wholesale customers as well as working to get the website up and running as soon as possible.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. There are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.  If in the future either item is distributed or published we will provide copies to the Commission.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

4.
We note that you have not begun operations, generated any revenues, or developed your Stainless Steel Cookware distribution business. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets that you do not have. As examples only, we note the following disclosure:

 “We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.” (page 10)

 “We are and will continue to be for the foreseeable future, substantially dependent on independent Stainless Steel Cookware sets suppliers to deliver our Stainless Steel Cookware sets products.” (page 11)

 “Our financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly spending associated with non survival products, such as Stainless Steel Cookware sets, which is not indispensable to maintaining a basic lifestyle.” (page 11)

 “We compete in each of our markets with numerous national, regional and local companies, many of which have substantially greater financial, managerial and other resources that are presently not available to us.” (page 13)

We have removed (or revised) all statements that imply that we have operations, revenue or assets.

5.
All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on exhibits once filed.

I am unsure of what you mean, all exhibits were filed and show up on the EDGAR website.

Registration Statement Cover Page, page 1

6.
We note that you have disclosed 5719 as your primary standard industrial classification code number. It appears based on your disclosures that you intend to be a retailer in home equipment. Please revise to disclose the appropriate code based on your intended business, which appears to be 5700, or advise.

I have corrected to 5700.

7.	Please correct the name of your agent for service.

I do not understand the comment.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

Fee Table, page 2

8.	Please delete footnote 2 to the table, as it appears to be inapplicable since the registration statement does not cover any resale transactions by selling security holders.

Footnote 2 has been deleted.

Prospectus Cover Page, page 3

9.	Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. Please refer to Item 501(b)(3) of Regulation S-K.

Revised to disclose the net proceeds to the company after offering expenses if 100% of the shares are sold will be $72,990, if 75% of the shares are sold $52,990, if 50% of the shares are sold $32,990 and if 25% of the shares are sold $12,990.

10.	Please disclose that you have received a going concern opinion from your auditor.

Going concern opinion has been disclosed.

Prospectus Summary, page 6

11.
We note that you have disclosed your election under Section 107(b) of the JOBS Act on page 6. Please provide a separate risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing on page 31 the extent to which any of the exemptions available to you as an emerging growth company are available to you as a smaller reporting company.

A risk factor has been added and the critical accounting policy disclosure has been updated.

Corporate Background and Business Overview, page 6

12.
Please clarify, if true, that you plan to distribute your products in North America, and specify here and elsewhere in the prospectus as relevant (e.g., page 21) the countries in North America in which you intend to do business.

I have noted that our focus will be on the U.S.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

13.
In the fourth paragraph, please disclose the term of the supply agreement (i.e., its duration), as well as the $250,000 purchase cap. Please make conforming disclosures, as necessary, throughout the prospectus.

Further disclosures of the terms of the Supply Agreement have been added here and throughout the prospectus.

Risk Factors, page 9

Risks Related to our Business, page 9

14.
It appears that you will have a non-U.S. resident officer and director. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor’s ability:

 to effect service of process within the United States against your non-U.S. resident officer or director;

 to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

 to enforce in a Russian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

 to bring an original action in a Russian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Additionally, as applicable, please provide disclosure regarding the risks associated with your bank account being located in a non-United States jurisdiction and how that might affect investors’ ability to enforce judgments and civil liabilities.

A risk factor has been added to address the risks as outlined.  The bank account is held at Wells Fargo Bank, N.A. so I do not believe a risk factor is necessary for the bank account.

Because our independent registered public accountants have issued a going concern opinion…, page 9

15.
We note your disclosure on page 9 that your independent registered public accountants have issued a going concern opinion, and your disclosure on page F-7 of your estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Risk Factors and Management's Discussion and Analysis sections.

The disclosure on page F-7 of the financial statements has been added to the Risk Factor and Management’s Discussion and Analysis sections.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

We depend on independent Stainless Steel Cookware sets suppliers…, page 11

16.
We note your disclosure on page 26 regarding the Supply Agreement, dated January 22, 2013, with Longfei Imp & Exp Co.,Ltd, and your inclusion of such agreement as an exhibit. Please revise this risk factor to include a discussion of the number of suppliers, if any, anticipated to be in addition to Longfei Imp & Exp Co.,Ltd.

I have disclosed that at the current time Longfei is our only supplier but we plan to sign agreements with other suppliers in the future.

Because we import out products from China and distribute…, page 12

17.
We note that you plan to market your products in North America but obtain your products in China and your disclosure of some of the related risks under this item. If applicable, please enhance this risk factor to describe the impact that foreign currency exchange fluctuations will have on your business. To the extent material, please also describe in your Business section any Chinese governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

Risk factors addressing foreign exchange fluctuations and Chinese governmental regulations and restrictions have been added.

Price competition could negatively affect our gross margins, page 12

18.	We note that this risk factor refers to risks that could apply to any offering. Please revise to tailor to your offering or advise. Please see Item 503(c) of Regulation S-K.

I have removed the risk factor as it was too generic.

We have limited business, sales and marketing experience…, page 12

19.
We note that you have not disclosed whether your sole officer and director has professional experience with e-commerce or online sales. Please add disclosure addressing this risk to your business or tell us why this is not appropriate.

We have added disclosure that I do not have professional experience with e-commerce or online sales and the risk this would have on the business.

Our insider beneficially owns a significant portion of our stock, and accordingly, may have control over stockholder matters, our business and management, page 13

20.
Please revise this risk factor, including both the heading and the body of the risk factor, to clarify that Mrs. Bulkina will have control over all matters on which stockholders vote by virtue of her ownership of a majority of your common stock.

Risk factor has been revised to clarify that I will have control over all matters on which stockholders vote by virtue of her ownership of a majority of your common stock.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

Risks Associated with our Common Stock, page 14

Due to a lack of a trading market for our securities, page 14

21.
Please clarify that you must have a market maker apply to file an application to the OTCBB on your behalf and that there is no guarantee that you will be able to engage a market maker to file an application on your behalf.

I have clarified that the company must have a market maker to file the application to the OTCBB.

Use of Proceeds, page 18

22.	We note the table setting forth varying levels of success of the offering. Please include language clarifying that:

 the offering is being conducted on a “best-efforts” basis;
 the offering scenarios presented are for illustrative purposes only; and
 the actual amount of proceeds, if any, may differ.

I have included the language as requested.

Dilution, page 20

23.
Dilution per share should represent the difference between the offering price and the net tangible book value per share immediately post offering. Please revise dilution per share and the percentage dilution amounts accordingly. Please refer to Item 506 of Regulation S-K.

Dilution has been revised.

24.	Post offering net tangible book value should be computed based on net offering proceeds as opposed to gross offering proceeds. Please revise.

Dilution has been revised.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 21

25.
Clarify to what extent the phases you describe here contemplate using proceeds from this offering, proceeds from the sale of shares to your founder or both, with a view to understanding how you intend to utilize the $4,000 proceeds you received from your founder.

I have clarified the use of the proceeds from the founder (myself).

26.
Please reconcile your disclosure on page 21 that “Upon completion of our offering we plan to set up office in the US” with your disclosure on page 31 that “Management believes the current premises arrangements [in Russia] are sufficient for its needs for at least the next 12 months.”

I have clarified the disclosure on page 31 to state that as soon as the offering is complete we will set up an office in the U.S.

27.
Please reconcile your disclosure on page 22 that you “believe that [you] will start to generate revenue from selling [your] Stainless Steel Cookware products by the end of 2013” with your disclosure on page 10 that you “are at least 18 months (from the date hereof) away from being in a position to generate revenues.”

I have revised the disclosure on page 10 to reconcile with the statement on page 22.

Liquidity and Capital Resources, page 24

28.	Please further discuss the impact of the Supply Agreement with respect to your capital resources. Please see Item 303(a)(2) of Regulation S-K.

I have discussed the impact of the supply agreements with respect to our capital resources.

Description of Business, page 26

Product Overview or History of Stainless Steel, page 27

29.	Please disclose the basis for your assertions under this heading and elsewhere in your prospectus. As examples only, we note the following disclosure:

 “Longfei is a large and well-established manufacturer and distributor of Stainless Steel Cookware sets in China.” (page 6)
 “We anticipate our company will experience substantial growth during the next two years.” (page 24)
 “Stainless steel does not readily corrode, rust or stain with water as ordinary steel does, but despite the name it is not fully stain-proof, most notably under low oxygen, high salinity, or poor circulation environments.” (page 27)
 “The unique designs in Soup pots, Milk pots, Fry pans, etc. and superior product created from this magnificent Stainless Steel have made it popular around the world.” (page 28)
 “Stainless Steel Cookware is known for its quality as well as for health beneficial expert craftsmanship.” (page 28)
 “Our supplier who represents only the most renowned and oldest Chinese Stainless Steel products manufacturers . . .” (page 28)

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

Please disclose whether these statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

I have removed unsubstantiated statements and added disclosure on the source of information.

Potential Customers, page 29

30.	Please revise your disclosure to clarify whether you will attempt to focus your efforts on retail or wholesale sales.

The focus will be on wholesale.

31.
We note that you have no revenues, no operations, no customers, and no experience selling Stainless Steel Cookware to retail or wholesale purchasers. Please provide us with the basis for your belief that “Sears, Kmart, [or] Macy’s” are potential purchasers of your proposed product, or remove all references to those retailers from your registration statement.

I have removed the reference to the named stores.

32.	Please expand your description of the marketing efforts in which you intend to engage.

I have expanded the description of the marketing efforts.

Compliance with Government Regulations, page 30

33.
Please further describe the nature of any government regulation relevant to distribution in North America in order to fulfill the requirements of Item 101(h) of Regulation S-K. In addition, please expand your disclosure to clarify your reference to the construction and operation of a facility.

I have revised the disclosure to better address the compliance issues.

Facilities, page 31

34.
We note your disclosure on page 21 of your plan to set up an office in the United States. Please revise this section to further describe your intended geographic region for such intended office. Please also further describe the anticipated physical property for the full time management and administrative support personnel you plan to hire as your business and operations increase as disclosed on page 31. Please see Item 102 of Regulation S-K.

I have revised the section to further describe the location of the office and the anticipated physical property for our business and operations.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

Director, Executive Officer, Promoter and Control Person, page 33

35.
Please clarify Mrs. Bulkina’s business experience during the past five years, including the name and nature of her non-profit organization. Also, we note your disclosure on page 12 of her lack of experience in the distribution or sale of Stainless Steel Cookware and in the sales industry. Please enhance the discussion of her experience in this item. Please see Item 401(e) of Regulation S-K.

I have clarified my business experience and also enhanced the disclosure in the risk factor item.

Potential Conflicts of Interest, page 33

36.
Please reconcile your disclosure that you have one director who is also your sole officer with your disclosure on page 33 that “the functions that would have been performed by such committees are performed by our directors, both of whom also serve as officers of the Company.” In this regard, also reconcile the reference to “2 persons” in the table on page 36.

The disclosures have been corrected.

Plan of Distribution, page 37

37.
Please describe the process by which Mrs. Bulkina intends to offer your securities. Please also describe Mrs. Bulkina’s experience in selling stock to potential investors, if any, and any related risks to this offering.

I have disclosed the process by which I intend to offer the securities and disclosed I have no experience in selling stock.

38.
Please revise to describe the manner in which investors will subscribe for and receive their shares. Please file your form of subscription agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

Revised to disclose manner in which investors will subscribe and receive their shares and a form of subscription agreement has been included as Exhibit 99.1

Item 17.  Undertakings

39.	Please revise to provide the undertaking required by Item 512 (h) of Regulation S-K.

Revised to include undertaking.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated February 8, 2013.  However, we will provide further information upon request.

Sincerely,

/s/ Valeria Bulkina
Valeria Bulkina President & Director